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                                   EXHIBIT 20


                                                          Contact:  Paul Tunink
                                                                   712-312-1488

FOR IMMEDIATE RELEASE

           STUART ENTERTAINMENT, INC. SIGNS ASSET PURCHASE AGREEMENT
                           TO ACQUIRE TRADE PRODUCTS

COUNCIL BLUFFS, IOWA, August 7, 1996 - Stuart Entertainment, Inc./dba Bingo King (NASDAQ/STUA) announced today the signing of a definitive agreement to purchase the assets and assume certain liabilities of Trade Products, Inc. for $36,555,000, subject to certain post-closing adjustments, payable $29,555,000 in cash, the issuance of a $7 million subordinated note, and warrants to acquire 300,000 shares of Stuart Entertainment common stock at $7.75 per share. Trade Products, a privately held company based in Seattle, is the nation's largest maker and marketer of gaming tickets known as pulltabs, with 1995 sales of more than $35 million.

The transaction is subject to certain conditions, including the obtaining of financing and regulatory gaming approvals. The Company intends to finance the transaction through a combination of debt and equity. The parties expect to close the transaction in the fourth quarter.

Len Stuart, chairman of Stuart Entertainment, Inc. stated, "Our two companies have had a long-time mutual respect for each other. I believe the combined companies will capitalize on new opportunities and optimize the breadth of available products and services and deliver them more efficiently to our respective distributor networks and to the ultimate users."

Harry Poll, chairman and chief executive officer of Trade Products, said, "We're looking forward to completing the transaction and addressing the enormous potential that we know is possible through this business combination."

Stuart Entertainment, through its Bingo King and Bazaar & Novelty operating units, has been printing bingo paper since 1971. Bingo paper remains the cornerstone of Stuart's product line, while it branches out into new products, such as electronic bingo systems. Trade Products was founded in 1974 and has focused primarily on gaming tickets. Both companies are recognized innovators in their respective markets, constantly responding to changing player demand.

Al Barber, vice chairman and chief executive officer of Stuart observed, "Since we signed the letter of intent in April, we've had an opportunity to more thoroughly explore the fit between Stuart Entertainment and Trade Products. Those discussions reaffirmed our belief that this acquisition will be an outstanding strategic move which will enhance operating efficiencies. In





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addition, we expect the combination will have an immediate positive impact on the earnings of the Company."

Stuart Entertainment, Inc. is the world's largest manufacturer of bingo paper, ink markers and related gaming equipment and supplies, with locations in the United States, Canada and Mexico. Its subsidiaries include Bazaar & Novelty, Canada's largest supplier of bingo paper and related supplies, and Video King, a major supplier of electronic gaming systems, located in Littleton, Colorado.

                                     -END-





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